UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

180 LIFE SCIENCES CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68236V104

(CUSIP Number)

Sir Marc Feldmann, Ph.D.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, California 94306

(650) 507-0669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236V203	Schedule 13D/A	Page 2 of 5

1.	Name of Reporting Person Sir Marc Feldmann, Ph.D.
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization UK and Australian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,747 shares[1]
	8.	Shared Voting Power -0- shares
	9.	Sole Dispositive Power 141,747 shares[1]
	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,747 shares[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person IN

(1)	Includes options to purchase 1,250 shares of common stock at an exercise price of $79.00 per share, which are fully vested and expire if unexercised on December 8, 2031 (the “Options”).

CUSIP No. 68236V203	Schedule 13D/A	Page 3 of 5

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2020 and amended on December 13, 2021 (“Amendment No. 1”), by Sir Marc Feldmann, Ph.D. (the Schedule 13D, as amended to date, the “Schedule 13D”).

As used in this Amendment:

●	“Common Stock” means the common stock of the Issuer;

●	“Issuer” means 180 Life Sciences Corp.; and

●	“Reporting Person” means Sir Marc Feldmann, Ph.D.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This Amendment is being filed to disclose a reduction in the Reporting Person’s beneficial ownership of securities of the Issuer. Because the Reporting Person no longer beneficially owns greater than 5% of the Issuer’s outstanding securities, this Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Person.

This Amendment also reports the effects of the Issuer’s 1-for-20 reverse stock split of its issued and outstanding common stock which became effective on December 19, 2022.

The Reporting Person has not acquired or disposed of any securities of the Issuer since the filing of Amendment No. 1; however, as a result of the issuance of certain shares of common stock of the Issuer after the filing of Amendment No. 1, the Reporting Person’s percentage ownership of the Issuer decreased from the date of Amendment No. 1, to the date of this filing, such that effective as of December 23, 2022, the Reporting Persons no longer owned in excess of 5% of the Issuer’s outstanding common stock.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of 180 Life Sciences Corp., a Delaware corporation, formerly KBL Merger Corp. IV (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California 94306.

Item 2. Identity and Background

(a) This Statement is being filed by Sir Marc Feldmann, FRS, Ph.D., the “Reporting Person”.

(b) Sir Marc Feldmann’s business address is 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California 94306. Nearly all of his work is performed while in the UK, working from home.

(c) Sir Marc Feldmann’s business occupation is the Co-Executive Chairman of the Board of the Issuer. He is also on the Board of and Chair of other companies.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 68236V203	Schedule 13D/A	Page 4 of 5

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sir Marc Feldmann is a citizen of the United Kingdom and Australia.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on April 10, 2023, the Reporting Person beneficially owned in aggregate 141,747 shares of Common Stock (including shares underlying the Options) representing 3.4% of the 3,746,906 shares of the Issuer’s issued and outstanding Common Stock as of April 10, 2023, as set forth in the Company’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on April 7, 2023.

(b) Sir Marc Feldmann has the sole power to vote and to dispose of the 141,747 shares of Common Stock which he beneficially owns (including the 1,250 shares of common stock issuable upon exercise of the Options).

(c) N/A.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) Sir Marc Feldmann ceased to be beneficial owner of more than five percent of the Issuer’s common stock on December 23, 2022.

CUSIP No. 68236V203	Schedule 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2023

/s/ Sir Marc Feldmann, Ph.D.
Sir Marc Feldmann, Ph.D.